

April 27, 2016

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

      Re: Nuveen Unit Trust, Series 134
          File No.333-210426

Dear Mr. Warren:

      On March 28, 2016, you filed a registration statement on Form S-6 for Nuveen Unit Trust, Series 134, consisting of a unit investment trust, the Nuveen Symphony Low Volatility Equity Portfolio, 2Q 2016 (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Principal Investment Strategy (p. 2)

1. The first paragraph of the second paragraph states that "the Trust invests at least 80% of the value of its total assets in equity securities." Please disclose what other kinds of securities the Trust will invest in as a principal strategy besides equity securities.

2. Please disclose what it means for the Trust to target a predictive beta that is 90% of the Benchmark's beta (i.e., that the Trust will strive to be slightly less volatile than the Benchmark).

3. Please clarify how the Trust will attempt to achieve a predictive beta of 90%.

4. Please disclose any limitations on the amount that the Trust may invest in MLPs. In this regard, please note that if the Trust intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code, it may not invest more than 25% of its total assets in MLPs.

Selection of Portfolio Securities (p. 3)

3. In the last sentence of the first paragraph, please clarify in the prospectus what you mean by "catalyst identification."

4. In the second sentence of the second paragraph, please clarify in the prospectus what you mean when you state that "[t]he team assigns a specific weight to each stock based upon its conviction of relative risk/reward potential." That is, what does 'conviction' mean in this context?

Principal Risks (p. 4)

5. Although the heading of the section is Principal Risks, the preamble states that the Trust might not perform as well as expected "for reasons such as the following." Please revise the preamble so that it is clear that the section describes all principal risks of investing in the Trust.

6. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-24).

Principal Risks – The Trust invests in MLPs (p. 7)

5. Please provide details about the risks associated with the energy and natural resource sectors in this section.

Fee Table (p. 10)

6. Footnote (4) states: "The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date." Please disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

7. Please bold the statement in footnote (6) that "In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected."

Example (p. 10)

8. Please define "Standard Account" and "Fee Based Account" before or concurrently with using the terms.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6751.

Sincerely,

/s/ Alison White

Alison White